SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 3)*
                                   of
                       Tweedy, Browne Company LLC




                   Under the Securities Exchange Act of 1934

                     Value City Department Stores, Inc.
                            (Name of Issuer)


                          Common Stock, No Par Value
                        (Title of Class of Securities)

                                920387107
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                           January 25, 2001
         (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


CUSIP No.  920387107
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [ ]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 3,328,784 shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                   vote certain shares as more fully set
                                   forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                  3,429,174 shares held in certain TBC
                                  Accounts (as hereinafter defined).
                                  Additionally, certain of the Members of
                                  TBC may be deemed to have sole power to
                                  dispose of certain shares as more fully
                                  set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                  0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,429,174 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 []
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.21%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     BD, IA & 00

PRELIMINARY NOTE

      The person filing this Amendment No. 3 is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC, TBK Partners, LLC ("TBK") (formerly known as TBK Partners, L.P.), a Delaware limited liability company, and Vanderbilt Partners, LLC ("Vanderbilt") (formerly known as Vanderbilt Partners, LP.), a limited liability company, dated April 9, 1999 (the "Statement"). As a result of a reorganization, TBC is the Managing Member of TBK and Vanderbilt and as such may now be deemed to be the sole beneficial owner of shares held by TBK and Vanderbilt. The filing of this Amendment No. 3 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Amendment No. 3 relates to the Common Stock, no par value (the "Common Stock") of Value City Department Stores, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Ohio, with its principal executive offices located at 3241 Westerville Rd., Columbus, Ohio 43224.

     This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various clients of TBC with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     Other than as set forth herein, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 2.  IDENTITY AND BACKGROUND

    Other than as set forth herein, to the best knowledge of TBC, there has been no material change in the information set forth in Item 2 of the Statement, as amended.

     (a) The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. (the "TBC Members") and AMG/TBC Holdings, Inc. ("Holdings"). Messrs. Christopher H. Browne, William H. Browne and John D. Spears are members of the management committee that operates TBC on a daily basis including making investment decisions (the "TBC Committee Members").


ITEM 3.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 3,429,174 shares of Common Stock (the "TBC Shares"). Such shares are held in the accounts of various customers of TBC with respect to which TBC has obtained investment discretion and sole or shared voting authority (the "TBC Accounts"). All of the TBC Shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $29,529,731.

      The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that the funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, some of which funds may be borrowed pursuant to margin accounts maintained at U.S. Clearing or borrowings made pursuant to arrangements or Line of Credit Agreements with certain clients' custodian banks. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at The Bank of New York, New York, New York, depending upon the amount of outstanding borrowings at any given time.




ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 3,429,174 shares of Common Stock, which constitutes approximately 10.21% of the 33,568,779 shares of Common Stock, which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     Also included in the TBC Shares are 575 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a TBC Committee Member.

       The TBC Committee Members may be deemed to be the beneficial owner by reason of their being a Member of TBC of 3,429,174 shares, which constitutes approximately 10.21% of the 33,568,779 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the TBC Members is the beneficial owner of any shares of Common Stock.


    (b) TBC has investment discretion with respect to 3,429,174 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 3,328,784 shares of Common Stock held in certain TBC Accounts.

        Each of the TBC Committee Members, solely by reason of his position as such, may be deemed to have (i) shared power to dispose or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 3,328,784 shares of Common Stock held in certain TBC Accounts. However, each of the TBC Committee Members disclaims beneficial ownership of any of the shares of Common Stock held in the TBC Accounts.

   (c) Transactions in Common Stock effected by TBC during the 60-day period ended as of the date hereof are set forth below:


REPORTING                   NO. OF SHARES     NO. OF SHARES        PRICE
PERSON          DATE        PURCHASED         SOLD          Other  PER SHARE
TBC Accounts   11/28/00                       4,300                $7.3212
               11/29/00                       1,318                $6.8125
               12/01/00      65,600                                $6.9520
               12/01/00                       2,910                $6.8578
               12/04/00                       5,320                $7.0090
               12/05/00      13,200                                $7.0000
               12/06/00       6,000                                $6 3/4
               12/07/00                       2,355                $6.3697
               12/07/00      25,000                                $6 1/2
               12/08/00                         825                $6 1/4
               12/08/00       2,200                                $6 1/4
               12/11/00                       5,165                $6.8032
               12/15/00                       1,030                $5.6250
               12/18/00                         520                $6 1/8
               12/19/00                       1,000                $6.0000
               12/21/00                       4,500                $5.4375
               12/22/00                       6,000                $4.6406
               12/22/00       5,600                                $4.5279
               12/26/00                       6,240                $4.6978
               12/26/00       1,100                                $4.6250
               12/27/00     111,800                                $4.563100
               12/28/00                         175                $4 15/16
               12/29/00                       1,510                $5.1447
               12/29/00         800                                $5.0625
               01/04/01       3,715                                $5 9/16
               01/05/01       3,200                                $5.4355
               01/09/01       5,200                                $5.0240
               01/10/01      18,200                                $4.7816
               01/11/01      13,360                                $5.0000
               01/12/01      32,100                                $5.0062
               01/16/01       1,000                                $5.1250
               01/17/01       1,850                                $5.3750
               01/19/01      10,700                                $5 1/4
               01/22/01      11,000                                $5.4250
               01/23/01       2,100                                $5.3750
               01/25/01     195,000                                $5 3/8


      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      (e)        Not applicable.



                                 SIGNATURE

      TBC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No.3 is true, complete and correct.

                                          TWEEDY, BROWNE COMPANY LLC

                                          By:  /s/ Christopher H. Browne
                                          --------------------------------
                                          Christopher H. Browne
                                          Member



Dated:   January 25, 2001